

Mail Stop 4631

December 1, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Richard W. Kunes
Executive Vice President and Chief Financial Officer
The Estee Lauder Companies Inc.
767 Fifth Avenue
New York, NY 10153

      RE: Form 10-K for the fiscal year ended June 30, 2009
               Form 10-Q for the period ended September 30, 2009
               Definitive Proxy Statement on Schedule 14A filed September 29, 2009
               Form 8-K filed October 30, 2009
                    File No. 1-14064

Dear Mr. Kunes:

We have reviewed your response letter dated November 17, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>FORM 10-K FOR THE YEAR ENDED JUNE 30, 2009</u>

<u>Financial Statements</u>

<u>Notes to the Financial Statements</u>

<u>Note 2 – Summary of Significant Accounting Policies</u>

<u>Payments to Customers, page F-12</u>

2. We note your response to comment 12 in our letter dated October 28, 2009. In regards to your arrangements with certain customers to share the costs of salaries and commissions of product demonstrators based upon a pre-arranged formula, please tell us what consideration you gave to Example 13 provided in ASC 605-50-55 (formerly EITF 01-9) in determining that these costs should be classified as selling, general, and administrative expenses. Please tell us the estimated amounts of these costs which you have included in selling, general, and administrative expenses in the consolidated statements of earnings for the year ended June 30, 2009 and the three months ended September 30, 2009. You note that you have received a similar benefit with parties other than customers. Please help us understand whether you would be able to hire product demonstrators to work at your customers' stores. Please specify if there are any restrictions which would prevent you from being able to place your hired product demonstrators in your customers' stores.

<u>FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009</u>

3. Please refrain from replacing the word "report" with "quarterly report" in paragraphs 2, 3, and 4.

<u>DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED SEPTEMBER 29, 2009</u>

<u>Compensation Discussion and Analysis, page 31</u>

<u>Annual Incentive Bonuses, page 33</u>

4. We note your response to comment 15 in our letter dated October 28, 2009 and have the following comments:
    - We note that the table in your response discloses the actual percentage of target achieved and the actual payout amount. However, your response does not include a discussion of how you evaluated the actual results to determine the actual payout amounts. Please ensure that you provide this discussion. Please also

comply with this comment with respect to your response to comment 17 in our letter October 28, 2009.

- We note your proposed disclosure pertaining to the calculation of annual incentive bonuses for the group presidents. Please provide more information regarding the group divisional goals that you discussed on page 34 of the Proxy Statement as these goals appear to comprise 20% of the aggregate bonus opportunity for the group presidents. Please discuss any performance goals and payouts associated with meeting the performance goals at the threshold, target, and maximum levels, as applicable. Please also disclose the actual results achieved by the company and how you evaluated these results to reach the actual payout.

5. We note your response to comment 16 in our letter dated October 28, 2009 and reissue this comment. In this regard, we note that although you provide general disclosure relating to the factors for determining the amount of securities granted, your disclosure does not meaningfully convey the reasons why you determined to award the actual amounts or why the actual amounts awarded were appropriate under the circumstances. Please revise accordingly.

FORM 8-K FILED ON OCTOBER 30, 2009

6. We remind you that Item 100(a) of Regulation G requires you to accompany a non-GAAP financial measure with a presentation of the most directly comparable GAAP financial measure and provide a reconciliation to the most directly comparable GAAP financial measures which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information. In this regard, we note that you have disclosed the projected diluted earnings per share amounts before charges associated with restructuring activities for the second quarter of fiscal 2010 as well as for all of fiscal 2010. Please ensure that you provide the additional disclosures required by Item 100(a) of Regulation G.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant